ANGLO AMERICAN

Company Secretarial Department

Catherine Marshall
Companies Secretary

Direct Fax +44 (0) 20 7968 8755
Direct Line +44 (0) 20 7698 8627
e-mail cmarshall@angloamerican.co.uk

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
United States of America

20 July, 2007

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 – 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements on the following dates:

Sharebuyback

- 4 - 23 Jul 07

Director/PDMR intererests

- NEDs' fees allotments – 5.7.07
- SIP – 12.7.07

Other

- C Carroll – appointment 3.7.07
- D A Hathorn resignation 3.7.07
- Old Mutual TR1 – 6.7.07

For and on behalf of Anglo American plc

Yours faithfully

C Marshall
Companies Secretary
Encs

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Anglo American PLC ("the Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The buyback programme of US$3 billion announced in the annual results press release of 21 February 2007 commenced on 1 May 2007. The Company announces that on 20 July 2007, an independent company purchased 299,571 ordinary shares of the Company at prices between £31.71 and £31.95 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Extraordinary General Meeting held on 25 June 2007, Anglo American plc purchased 600,000 of its ordinary shares on 20 July 2007 at prices between £32.64 and £31.67 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 73,697,593 ordinary shares in treasury, and has 1,329,212,665 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 72,694,818 ordinary shares, representing 5.47 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
23 July 2007

Anglo American PLC ("the Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The buyback programme of US$3 billion announced in the annual results press release of 21 February 2007 commenced on 1 May 2007. The Company announces that on 19 July 2007, an independent company purchased 343,850 ordinary shares of the Company at prices between £31.59 and £31.88 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Extraordinary General Meeting held on 25 June 2007, Anglo American plc purchased 600,000 of its ordinary shares on 19 July 2007 at prices between £31.23 and £32.15 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 73,097,593 ordinary shares in treasury, and has 1,329,812,665 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 72,395,247 ordinary shares, representing 5.44 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
20 July 2007

Anglo American PLC ("the Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The buyback programme of US$3 billion announced in the annual results press release of 21 February 2007 commenced on 1 May 2007. The Company announces that on 18 July 2007, an independent company purchased 279,203 ordinary shares of the Company at prices between £31.12 and £31.24 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Extraordinary General Meeting held on 25 June 2007, Anglo American plc purchased 600,000 of its ordinary shares on 18 July 2007 at prices between £31.30 and £31.77 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 72,497,593 ordinary shares in treasury, and has 1,330,412,665 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 72,051,397 ordinary shares, representing 5.42 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Andy Hodges
Deputy Company Secretary
Anglo American plc
19 July 2007

Anglo American PLC ("the Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The buyback programme of US$3 billion announced in the annual results press release of 21 February 2007 commenced on 1 May 2007. The Company announces that, pursuant to the authority granted by shareholders at the Extraordinary General Meeting held on 25 June 2007, Anglo American plc purchased 600,000 of its ordinary shares on 17 July 2007 at prices between £32.24 and £32.60 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 71,897,593 ordinary shares in treasury, and has 1,331,012,665 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 71,772,194 ordinary shares, representing 5.39 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
18 July 2007

Anglo American PLC ("the Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The buyback programme of US$3 billion announced in the annual results press release of 21 February 2007 commenced on 1 May 2007. The Company announces that, pursuant to the authority granted by shareholders at the Extraordinary General Meeting held on 25 June 2007, Anglo American plc purchased 600,000 of its ordinary shares on 16 July 2007 at prices between £32.42 and £33.05 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 71,297,593 ordinary shares in treasury, and has 1,331,612,665 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 71,772,194 ordinary shares, representing 5.39 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
17 July 2007

Anglo American PLC ("the Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The buyback programme of US$3 billion announced in the annual results press release of 21 February 2007 commenced on 1 May 2007. The Company announces that, pursuant to the authority granted by shareholders at the Extraordinary General Meeting held on 25 June 2007, Anglo American plc purchased 600,000 of its ordinary shares on 13 July 2007 at prices between £32.89 and £33.52 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 70,697,593 ordinary shares in treasury, and has 1,332,212,665 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 71,772,194 ordinary shares, representing 5.39 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
16 July 2007

Anglo American PLC ("the Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The buyback programme of US$3 billion announced in the annual results press release of 21 February 2007 commenced on 1 May 2007. The Company announces that, pursuant to the authority granted by shareholders at the Extraordinary General Meeting held on 25 June 2007, Anglo American plc purchased 600,000 of its ordinary shares on 12 July 2007 at prices between £32.38 and £33.06 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 70,097,593 ordinary shares in treasury, and has 1,332,812,665 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 71,772,194 ordinary shares, representing 5.39 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
13 July 2007

Anglo American plc (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 356413

Anglo American Share Incentive Plan – SIP

The SIP is an Inland Revenue approved trust arrangement, operated through Halifax plc, under which employees are able to buy ordinary shares in the Company of US$0.50 each ("ordinary shares"), using monthly deductions from salary, and are allocated an equivalent number of free ordinary shares ("matching shares"). Both the purchased shares and the matching shares are held in the SIP trust. The matching shares are acquired by the SIP Trust and allocated to the relevant employees. During the short period of time between acquisition and allocation, the executive directors of the Company are deemed to be interested in those shares.

HBOS plc advised the Company on 11 July 2007, that the following transactions took place in relation to the SIP:

Cynthia Carroll, an executive director of the Company purchased 4 ordinary shares and was allocated 4 matching shares, free of charge on the following dates and at the following prices:

- 8 June, at £29.06 per share,
- 29 June, at £28.83 per share.

The notification of these transactions is to satisfy the Company's obligations under the Financial Services Authority Disclosure and Transparency Rules 3.1.2 to 3.1.4.

N Jordan
Company Secretary
12 July 2007

Anglo American PLC ("the Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The buyback programme of US$3 billion announced in the annual results press release of 21 February 2007 commenced on 1 May 2007. The Company announces that on 11 July 2007, an independent company purchased 44,797 ordinary shares of the Company at prices between £31.80 and £32.08 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Extraordinary General Meeting held on 25 June 2007, Anglo American plc purchased 600,000 of its ordinary shares on 11 July 2007 at prices between £31.70 and £32.35 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 69,497,593 ordinary shares in treasury, and has 1,333,412,665 ordinary shares in issue (excluding treasury shares) and the independent companies referred to above and in the announcement of 23 March 2006 together hold 71,772,194 ordinary shares, representing 5.38 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Andy Hodges
Deputy Company Secretary
Anglo American plc
12 July 2007

Anglo American PLC ("the Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The buyback programme of US$3 billion announced in the annual results press release of 21 February 2007 commenced on 1 May 2007. The Company announces that on 10 July 2007, an independent company purchased 55,856 ordinary shares of the Company at prices between £32.07 and £32.21 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Extraordinary General Meeting held on 25 June 2007, Anglo American plc purchased 600,000 of its ordinary shares on 10 July 2007 at prices between £31.77 and £33.28 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 68,897,593 ordinary shares in treasury, and has 1,334,012,665 ordinary shares in issue (excluding treasury shares) and the independent companies referred to above and in the announcement of 23 March 2006 together hold 71,727,397 ordinary shares, representing 5.38 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
11 July 2007

Anglo American PLC ("the Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The buyback programme of US$3 billion announced in the annual results press release of 21 February 2007 commenced on 1 May 2007. The Company announces that, pursuant to the authority granted by shareholders at the Extraordinary General Meeting held on 25 June 2007, Anglo American plc purchased 600,000 of its ordinary shares on 9 July 2007 at prices between £32.60 and £33.40 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 68,297,593 ordinary shares in treasury, and has 1,334,612,665 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 71,671,541 ordinary shares, representing 5.37 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
10 July 2007

Anglo American PLC ("the Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The buyback programme of US$3 billion announced in the annual results press release of 21 February 2007 commenced on 1 May 2007. The Company announces that on 6 July 2007, an independent company purchased 168,446 ordinary shares of the Company at prices between £31.63 and £31.99 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Extraordinary General Meeting held on 25 June 2007, Anglo American plc purchased 600,000 of its ordinary shares on 6 July 2007 at prices between £31.65 and £32.50 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 67,697,593 ordinary shares in treasury, and has 1,335,212,665 ordinary shares in issue (excluding treasury shares) and the independent companies referred to above and in the announcement of 23 March 2006 together hold 71,671,541 ordinary shares, representing 5.37 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
9 July 2007

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Anglo American plc................

2. Reason for the notification (place an X inside the appropriate bracket/s)
An acquisition or disposal of voting rights: (X)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )
....

3. Full name of person(s) subject to the notification obligation:
Old Mutual plc................

4. Full name of shareholder(s) (if different from 3.) :

.Old Mutual Investment Group (South Africa) (Pty) Ltd

Old Mutual Asset Managers (Namibia) (Pty) Ltd

Old Mutual Asset Managers (Bermuda) Ltd

Taquanta Asset Managers (Pty) Ltd

Syfrets Securities Ltd

Taquanta Securities Pty Ltd

BOE (Pty) Ltd

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

3rd July 2007. Threshold crosses late June

Date on which issuer notified:

6th July 2007................

Total (A+B)

Number of voting rights	% of voting rights
34972998	Less than 3%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

....

Proxy Voting:

Old Mutual Investment Group (South Africa) (Pty) Ltd

Old Mutual Asset Managers (Namibia) (Pty) Ltd

Old Mutual Asset Managers (Bermuda) Ltd

Taquanta Asset Managers (Pty) Ltd

Syfrets Securities Ltd

Taquanta Securities Pty Ltd

BOE (Pty) Ltd

10. Name of the proxy holder:

As above

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

....

14. Contact name:

Anglo American PLC ("the Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The buyback programme of US$3 billion announced in the annual results press release of 21 February 2007 commenced on 1 May 2007. The Company announces that on 5 July 2007, an independent company purchased 144,164 ordinary shares of the Company at prices between £31.79 and £32.08 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Extraordinary General Meeting held on 25 June 2007, Anglo American plc purchased 600,000 of its ordinary shares on 5 July 2007 at prices between £31.70 and £32.15 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 67,097,593 ordinary shares in treasury, and has 1,335,812,665 ordinary shares in issue (excluding treasury shares) and the independent companies referred to above and in the announcement of 23 March 2006 together hold 71,503,095 ordinary shares, representing 5.35 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
6 July 2007

Anglo American plc ("the Company")

Directors' Interests

The Company announces that on 5 July 2007 the following non-executive directors of the Company ("NEDs") subscribed for ordinary shares of US$0.54945 in the capital of the Company ("Shares") pursuant to a scheme compliant with Paragraph 17 of the Model Code as follows:

Director	Number of Shares	Price £
Sir Rob Margetts	274	30.338
Sir Mark Moody-Stuart	443	30.338
F T M Phaswana	430	30.338
R C Alexander	88	30.338
P Woicke	352	30.338
M A Ramphele	164	30.338

The Shares are being allotted by subscription of their after-tax directors' fees in respect of their services to the Company during the period 1 April to 30 June 2007.

Applications have been made to the UK Listing Authority and the London Stock Exchange for 1,751 ordinary shares of US$0.54945 each (the "Shares") to be admitted to the Official List and to be admitted to trading respectively. In addition, applications will be made to the Johannesburg, Swiss, Botswana and Namibian Stock Exchanges for the Shares to be listed. The Shares will rank pari passu with the existing issued ordinary shares of the Company.

Following the admission of these Shares the Company's issued share capital will be 1,336,412,665 Shares (excluding those held in treasury).

The notification of these transactions is intended to satisfy the Company's obligations under both the Companies Act 1985 and the Listing and Disclosure and Transparency Rules.

Andy Hodges
Deputy Secretary
5 July 2007

Anglo American plc (the "Company")

Purchases of Ordinary Shares in the Company

The buyback programme of US$3 billion announced in the annual results press release of 21 February 2007 commenced on 1 May 2007. The Company announces that on 4 July 2007, an independent company purchased 332,475 ordinary shares of the Company at prices between £31.63 and £31.70 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

Anglo American plc currently holds 66,497,593 ordinary shares in treasury, and has 1,336,410,914 ordinary shares in issue (excluding treasury shares) and the independent companies referred to above and in the announcement of 23 March 2006 together hold 71,358,931 ordinary shares, representing 5.34 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
5 July 2007

Anglo American plc (the "Company")

Purchases of Ordinary Shares in the Company

The buyback programme of US$3 billion announced in the annual results press release of 21 February 2007 commenced on 1 May 2007. The Company announces that on 3 July 2007, an independent company purchased 151,601 ordinary shares of the Company at prices between £31.31 and £31.43 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

Anglo American plc currently holds 66,497,593 ordinary shares in treasury, and has 1,336,410,914 ordinary shares in issue (excluding treasury shares) and the independent companies referred to above and in the announcement of 23 March 2006 together hold 71,026,456 ordinary shares, representing 5.31 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
4 July 2007

Anglo American plc (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Directors' appointments

David Hathorn, an Executive Director, resigned from the Board of the Company with effect from today's date.

This notification satisfies the Company's obligations under the Financial Services Authority Listing Rule 9.6.11.

Nick Jordan
Company Secretary
3 July 2007

Anglo American plc (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Directors' appointments

Cynthia Carroll, Chief Executive Officer of Anglo American plc, resigned from the Board of Sara Lee Corporation (NYSE:SLE) as a non-executive director with effect from 29 June 2007.

This notification satisfies the Company's obligations under the Financial Services Authority Listing Rule 9.6.14.

Nick Jordan
Company Secretary
3 July 2007

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